TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, Deputy CEO and CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2016 FINANCIAL RESULTS
 (In Millions of Mexican Pesos)

2016 Fourth-Quarter and Full-Year Results Include:

•	Income of $525.3 million in the fourth quarter and $2,647.5 in the full year.
•	Maritime fleet utilization of 54 percent in offshore segment and 87 percent in product tankers and chemical tankers.
•	Started diversifying customers, hiring vessels with Fieldwood Energy E&P México.
•	Acquired new generation harbor tug vessel "TMM Colima".
•	Announced strategic alliance with TransCanada and Sierra Oil & Gas.
•	Achieved significant progress in capitalization process.
•	Commenced factoring operations through NAFIN supplier's chain program.

(Mexico City, March 27, 2017) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; "TMM" or the "Company"), a Mexican maritime transportation and logistics Company, reported today its financial results for the fourth quarter and full year 2016.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM said, "The instability in the oil industry during 2016 has strongly affected all participants in this market. TMM's principal customer reduced demand for our vessels services by more than 50 percent during the year and has significantly delayed in the payment of those services, which negatively affected revenues and cash flow. Nevertheless we implemented a strategic plan in 2016 to offset some of the impact of the reduced revenues. The most relevant actions included a strategic reduction of costs and SG&A expenses and factoring operations through NAFIN supplier's chain program to reduce liquidity risk as well as the effect of the new payment policies of the Company's principal customers.  Despite the reduced demand for our services in 2016, TMM fulfilled its contractual obligations."

Mr. Serrano continued, "The Company continues believe Mexican Energy Reform will play an important role in the recovery of our industry, and are already starting to see some results from it. Drawing on the experience of over 60 years in the industry, our Maritime division has contracted four vessels, including the "Eco III", with Fieldwood Energy E&P México, which was awarded its contract through the Mexican Energy Reform. Additionally, our Ports and Terminals division in strategic alliance with TransCanada and Sierra Oil & Gas continues jointly developing storage and transportation infrastructure to serve the growing demand for refined products from Tuxpan to the central region of Mexico with a capacity of 100,000 barrels per day. These actions are part of our strategic plan to diversify sources of income as well as our customers, which we believe, will have a positive impact in the medium and long terms.

Mr. Serrano added, "In accordance with our fleet renewal plan, we have acquired a new generation harbor tug vessel, the "TMM Colima", with azimuthal propulsion, from the Dutch shipyard Damen Shipyards Group. The vessel commenced operations officially on December 30, 2016, in Manzanillo Port, where the Company has been an authorized concessionaire since 1997."

Mr. Serrano concluded, "TMM's Executive Board continues to believe that despite the difficult worldwide industry and national and global situation, the priority of our Company is to increase shareholder value through our commitment to excellence and high levels of safety and quality of services.

FOURTH-QUARTER AND FULL-YEAR 2016 OPERATING AND FINANCIAL RESULTS
Consolidated revenues in the 2016 fourth quarter and full year were $525.3 million and $2,647.5 million, respectively, compared to $821.6 million and $3,262 million, respectively, in the same period last year, mainly due to lower revenues in the Maritime segment, as the result of reduced demand from the Company's principal customers in offshore.

Consolidated operating income in the 2016 fourth quarter decreased to $32.2 million compared to $214.2 million in the same period of 2015. In the full year 2016, consolidated operating income was $59.6 million compared to $461.2 million for the same period of 2015. In both periods, lower operating income is attributable to reduced results in offshore.

In the 2016 fourth quarter, non-recurrent operations reported $14.4 million of expenses compared to $135.5 million of income in the same period of 2015.  In the full year of 2016 non-recurrent operations reported $107.9 million of income compared to $187.0 million of income in the same period last year.

Fourth-quarter 2016 consolidated EBITDA was $185.4 million compared to $364.6 million for the same period last year. In 2016 consolidated EBITDA was $697.0 million compared to $1,134.0 million for 2015.

In the 2016 fourth quarter Maritime revenues decreased to $402.8 million compared to $689.2 million in the same period last year attributable to a $121.7 million decrease in offshore revenues attributable to 32.6 percent utilization of vessels due to lower operations and budget reductions of the Company's principal costumers, a $10.0 million decrease in shipyard revenues attributable to the type of work performed, and a $103.4 decrease in product tanker revenues due to 67.3 percent utilization, partially offset by a $17.7 million increase in chemical tankers revenue attributable to higher volume transported and increased number of trips, as well as an $18.8 million increase in revenues at LNG terminal due to increased calls and improved average revenues per call.

Full-year 2016 Maritime revenues decreased to $2,167 million compared to $2,770.9 million in the same period last year attributable mainly to decreased cumulated utilization of 53.8 percent in offshore as well as lower revenues in shipyard and product tankers, partially offset by improved revenue of 29.5 percent in chemical tankers and 22.3 percent in harbor tug vessels due to improved fleet utilization.

Fourth-quarter 2016 Maritime operating profit decreased to $52.9 million from $96.5 million in the same period of 2015, mainly attributable to lower revenues in offshore partially offset by operating cost reductions. During the full year of 2016 Maritime operating profit decreased to $161.2 million from $492.5 million in 2015, mainly due to lower utilization in offshore, partially offset by improved results in the remaining Maritime segments, as well as the benefit of strategic cost reductions and favorable exchange rates.

Fourth-quarter 2016 Maritime EBITDA was $201.4 million compared to $240.6 million in the same period last year. EBITDA margin was 50.0 percent in the 2016 fourth quarter. Full-year 2016 Maritime EBITDA was $777.9 million compared to $1,140.5 million in the same period last year. Full-year 2016 Maritime EBITDA margin was 35.9 percent.

Ports and Terminals revenues increased 14.6 percent in the 2016 fourth quarter compared to the same period last year, primarily attributable to a 62.0 percent improvement in agencies revenues due to a greater number of cruise ship calls, as well as a 52.4 percent increase in intermodal terminal revenues and 39.2 percent increase in Tuxpan revenues, partially offset by a 23.6 percent decreased in API Acapulco revenues due to lower automotive volumes. Full-year 2016 Ports and Terminals revenues increased 8.3 percent compared to the same period last year mainly due to improved results at agencies, intermodal and Tuxpan.

Fourth-quarter 2016 Ports and Terminals operating profit was $11.4 million compared to $9.1 million in the same period of 2015, mainly due to improved results at agencies, intermodal terminal and Tuxpan partially offset by capital improvements in API Acapulco. Full-year 2016 Ports and Terminals operating profit was $36.7 million compared to $35.0 million in the same period last year.

Ports and Terminals EBITDA for the 2016 fourth quarter was $14.5 million compared to $13.2 million in the same period last year. Fourth-quarter 2016 EBITDA margin was 16.4 percent. Full-year 2016 Ports and Terminals EBITDA was $49.1 million compared to $50.5 million in the same period last year. Fourth-quarter 2016 EBITDA margin was 16.0 percent.

Warehousing services revenues decreased 6.7 percent in the 2016 fourth quarter compared to the same period of 2015 attributable mainly to lower customers' imports due to exchange rates. Full-year 2016 warehousing services revenues decreased 5.3 percent compared to the same period of 2015.

Fourth-quarter 2016 Warehousing services operating profit reported a lower loss of $8.4 million compared to a loss of $20.9 million in the same period of last year due mainly to the strategic reduction of costs. Full-year 2016 warehousing services operating profit reported a loss of $44.5 million compared to a loss of $48.1 million in the same period 2015.

DEBT
As of December 31, 2016, TMM's total net debt was $9,033.1 million. In the fourth quarter of 2016 TMM promptly paid $729.0 million of its Trust Certificates debt, including $70 million of principal. The Company reduced the debt by $945.2 million through its capitalization program. Of TMM's total debt, $699.9 million, or 7.0 percent, is short term. Free cash flow was $902.7 million mainly attributable to factoring operations, which allows important improvement for the working capital.

Total Debt*
– Millions of Mexican Pesos –
	As of 12/31/16	As of 12/31/15
Mexican Trust Certificates (1)	$8,823.8	$9,752.6
Other Corporate Debt	1,112.0	933.6
Total Debt	$9,935.8	$10,686.2
Cash	902.7	1,045.4
Net Debt	$9,033.1	$9,640.8

*Book Value
(1) 20-year term, non-recourse to the Company and rated "AA" with Stable Outlook by HR Ratings de México. Rate 7.76% (TIIE + 2.45). Includes capitalization of liabilities consolidated effect.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	December 31,	December 31,
	2016	2015

Current assets:
Cash and cash equivalents	902.7	1,045.4
Accounts receivable
Accounts receivable - Net	796.4	1,048.4
Other accounts receivable	372.8	191.6
Prepaid expenses and others current assets	121.6	124.0
Non-current assets held for sale	-	194.2
Total current assets	2,193.4	2,603.6
Property, machinery and equipment	10,017.6	10,056.5
Cumulative Depreciation	(448.9)	(517.8)
Property, machinery and equipment - Net	9,568.7	9,538.6
Other assets	233.3	273.8
Total assets	11,995.4	12,416.1

Current liabilities:
Bank loans and current maturities of long-term liabilities	699.9	684.7
Suppliers	189.6	279.0
Other accounts payable and accrued expenses	457.3	486.5
Liabilities directly associated with non-current assets held for sale	-	107.7
Total current liabilities	1,346.8	1,558.0
Long-term liabilities:
Bank loans	516.0	320.9
Trust certificates debt	8,720.0	9,674.6
Deferred taxes	3.9	219.6
Other long-term liabilities	164.2	211.2

Total long-term liabilities	9,404.0	10,426.3
Total liabilities	10,750.8	11,984.3

Total stockholders´ equity	1,244.6	431.8

Total liabilities and stockholders´ equity	11,995.4	12,416.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Presented Balance Sheet includes capitalization of liabilities consolidated effect.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -
	Three months ended			Year Ended
	December 31,			December 31,
	2016	2015		2016	2015

Maritime	402.8	689.2		2,167.6	2,770.9
Ports and Terminals	88.1	76.9		307.6	283.9
Warehousing services	34.5	36.9		126.1	133.2
Corporate and others	-	18.6		46.2	74.0
Revenue from freight and services	525.3	821.6		2,647.5	3,261.9
Maritime	(201.3)	(448.6)		(1,389.6)	(1,630.3)
Ports and Terminals	(73.6)	(63.7)		(258.5)	(233.4)
Warehousing services	(43.1)	(57.5)		(169.6)	(179.6)
Corporate and others	(0.3)	(18.3)		(46.5)	(72.7)
Cost of freight and services	(318.3)	(588.1)		(1,864.2)	(2,116.0)
Maritime	(148.5)	(144.0)		(616.7)	(648.1)
Ports and Terminals	(3.1)	(4.1)		(12.4)	(15.6)
Warehousing services	0.3	(0.4)		(0.9)	(1.6)
Corporate and others	(1.8)	(1.9)		(7.4)	(7.4)
Depreciation and amortization	(153.2)	(150.4)		(637.4)	(672.6)
Corporate expenses	(7.1)	(4.4)		(194.2)	(199.1)
Maritime	52.9	96.5		161.2	492.5
Ports and Terminals	11.4	9.1		36.7	35.0
Warehousing services	(8.4)	(20.9)		(44.5)	(48.1)
Corporate and others	(2.1)	(1.5)		(7.6)	(6.1)
Other (expenses) income - Net	(14.4)	135.5		107.9	187.0
Operating (loss) income	32.2	214.3		59.5	461.2
Financial (expenses) income - Net	(232.6)	(193.8)		(844.5)	(778.9)
Exchange gain (loss) - Net	(17.4)	13.3		(21.4)	15.7
Net financial cost	(249.9)	(180.5)		(865.9)	(763.1)
Loss before taxes	(217.7)	33.8		(806.4)	(301.9)
Provision for taxes	370.6	(696.2)		368.2	(698.5)
Net loss before discontinuing operations	152.9	(662.5)		(438.1)	(1,000.4)
Loss from discontinuing operations	(0.2)	(4.2)		(0.4)	(18.5)
Net loss for the period	152.6	(666.6)	-	(438.5)	(1,018.9)

Attributable to:
Minority interest	2.0	1.5		1.5	(2.3)
Equity holders of GTMM, S.A.B.	150.7	(668.1)		(440.0)	(1,016.6)

Weighted average outstanding shares (millions)	102.183	102.183		102.183	102.183
Income (loss) earnings per share (dollars / share)	1.5	(6.5)		(4.3)	(10.0)

Outstanding shares at end of period (millions)	102.183	102.183		102.183	102.183
Income (loss) earnings per share (dollars / share)	1.5	(6.5)		(4.3)	(10.0)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -
	Three months ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015

Cash flow from operation activities:
Net loss before discontinuing operations	152.9	(662.5)	(438.1)	(1,000.4)
Charges (credits) to income not affecting resources:
Depreciation & amortization	158.7	171.7	697.3	748.4
Deferred taxes	(368.2)	695.2	(368.2)	695.2
Other non-cash items	211.5	45.0	749.0	640.1
Total non-cash items	2.0	911.9	1,078.0	2,083.7
Changes in assets & liabilities	(25.9)	(138.7)	13.3	(476.9)
Total adjustments	(23.9)	773.2	1,091.3	1,606.9
Net cash provided by operating activities	129.0	110.7	653.2	606.5

Cash flow from investing activities:
Proceeds from sales of assets	60.1	-	87.7	62.9
Payments for purchases of assets	(157.7)	(16.5)	(204.5)	(96.4)
Proceeds from sales of subsidiaries	-	161.4	-	829.8
Net cash (used in) provided by investment activities	(97.6)	144.9	(116.7)	796.4

Cash flow provided by financing activities:
Short-term borrowings (net)	(20.3)	(13.4)	(30.7)	(225.9)
Repayment of long-term debt	(374.8)	(381.7)	(880.3)	(968.2)
Proceeds from issuance of long-term debt	146.5	-	166.5	30.0
Net cash provided by (used in) financing activities	(248.6)	(395.1)	(744.5)	(1,164.1)
Exchange losses on cash	26.5	4.5	65.4	63.5
Net increase (decrease) in cash	(190.8)	(135.0)	(142.6)	302.3
Cash at beginning of period	1,093.5	1,180.3	1,045.4	743.0
Cash at end of period	902.7	1,045.4	902.7	1,045.4
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.